03002187

38/0/03

VP 3-5-03

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-39069~~

8-48204

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westport Financial Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Old Ridgebury Road, Suite 5
(No. and Street)

Danbury (City) CT (State) 06810-5108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul DeFronzo 617-557-7505
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street, Suite 2800 (Address) Atlanta (City) GA (State) 30308 (Zip Code)

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 3 2003
WASH. D.C. 160

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19/2003

OATH OR AFFIRMATION

I, Paul DeFronzo ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______, as of December 31, ______, 2002 ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______

Signature

CFO

Title

Notary Public

Colleen Long
NOTARY PUBLIC
My commission expires Sept. 24, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Westport Financial Services, LLC

Year ended December 31, 2002
with Report and Supplementary Report of Independent Auditors

0212-0378374

Westport Financial Services, LLC

Audited Financial Statements
and Supplementary Information

Year ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Auditors

Board of Directors
Westport Financial Services, LLC

We have audited the accompanying statement of financial condition of Westport Financial Services, LLC (the "Company") as of December 31, 2002, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westport Financial Services, LLC at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP
Ernst + Young LLP

Atlanta, Georgia
January 10, 2003

Westport Financial Services, LLC

Statement of Financial Condition

December 31, 2002

Assets	
Current assets:	
Cash	**$1,280,314**
Advance commissions, net	**645,349**
Due from member	**17,284**
Prepaid expenses	**26,423**
Other assets	**3,204**
Total assets	**$1,972,574**
Liabilities and member's equity	
Current liabilities:	
Commissions payable	**$ 192,487**
Accounts payable	**279,172**
Total liabilities	**471,659**
Member's equity:	
Share interests, 6000 interests authorized; 100 interests issued and outstanding	**1,500,915**
Total liabilities and member's equity	**$1,972,574**

See accompanying notes.

Westport Financial Services, LLC

Statement of Income

Year ended December 31, 2002

Revenues	
Commission income	**$12,146,984**
Interest income	**5,464**
	12,152,448
Expenses	
Commission expense	**5,725,868**
Management fee expense	**900,000**
NASD fees	**32,328**
Other expenses	**2,512**
	6,660,708
Net income	**$ 5,491,740**

See accompanying notes

Westport Financial Services, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2002

Balance at January 1, 2002	**$ 1,009,175**
Net income	**5,491,740**
Dividend to member	**(5,000,000)**
Balance at December 31, 2002	**$ 1,500,915**

See accompanying notes

Westport Financial Services, LLC

Statement of Cash Flows

Year ended December 31, 2002

Operating activities	
Net income	**$ 5,491,740**
Adjustments to reconcile net income to net cash provided by operating activities:	
Commissions receivable	**61,474**
Advance commissions	**(518,095)**
Due from member	**368,788**
Prepaid expenses	**(25,955)**
Other assets	**2,342**
Commissions payable	**(357,855)**
Accounts payable	**(173,295)**
Net cash provided by operating activities	**4,849,144**
Financing activities	
Dividend to member	**(5,000,000)**
Net cash used in financing activities	**(5,000,000)**
Decrease in cash	**(150,856)**
Cash at beginning of year	**1,431,170**
Cash at end of year	**$ 1,280,314**

See accompanying notes.

Westport Financial Services, LLC

Notes to Financial Statements

December 31, 2002

1. Organization and Significant Accounting Policies

Organization and Operations

Westport Financial Services, LLC ("the Company") is a wholly-owned subsidiary of Westport Worldwide, LLC ("Worldwide" or "member"). Worldwide is a wholly-owned subsidiary of Hobbs Group, LLC. On July 1, 2002, Hobbs Group, LLC was acquired by Hilb, Rogal and Hamilton Company. The Company is a limited liability company formed under the Delaware Limited Liability Company Act. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") pursuant to Section 15 of the Securities Exchange Act of 1934, is a member of the National Association of Securities Dealers ("NASD") and is licensed, either on its own or through its member, to provide for the sale of variable annuities, individual variable life, corporate owned life insurance, variable bank owned life insurance, and mutual funds.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Commission Income and Commission Expense

The Company receives commission income from insurance carriers based on the sale of variable annuities, individual variable life, corporate owned life insurance, variable bank owned life insurance, and mutual funds by its representatives. As premiums are billed and collected directly by the insurance carrier, the Company recognizes commission income when due from the insurance carrier. The Company's representatives which include employees of Worldwide and independent contractors are paid a commission ranging from 50% - 95% of all commission income. Accordingly, the Company records commission expense when commission income is recognized.

1. Organization and Significant Accounting Policies (continued)

Income Taxes

Federal or state income taxes are not payable by the Company. As a limited liability company income taxes are the liability of the member, and any net income or net loss is included in the member's tax returns.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Advance Commission

The Company has entered into various contractual agreements with representatives who are employees of Worldwide and independent contractors. Certain representatives, through their contractual arrangements with the Company, receive commissions in advance of producing sales for the Company. To minimize the risk of non-collection, the Company entered into a formal agreement with an insurance carrier (the "Carrier") whereby the Carrier agrees to reimburse the advance commissions made to these representatives. To the extent commissions earned by the representative do not exceed the advance commission amounts, the Carrier will not seek reimbursement from the Company. At December 31, 2002, advance commissions to Worldwide employees and independent contractors were $819,138 and $328,857, respectively. Amounts reimbursed by the Carrier under this agreement totaled $502,646 at December 31, 2002 leaving a net amount of advanced commissions of $645,349. Earned commissions owed to the Carrier pursuant to this agreement are recorded in accounts payable. Such amounts totaled $1,630 at December 31, 2002.

In addition, $117,500 of advance commissions are guaranteed by officers of Worldwide to the extent amounts are payable to the Carrier.

2. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital of $810,285 and net capital requirements of $31,335. The Company's net capital ratio was .58 to 1. The net capital rules may effectively restrict distributions to the member.

3. Related Party Transactions

Effective January 1, 2000, the Company entered into a management agreement with Worldwide which requires Worldwide to pay certain overhead expenses of the Company. These overhead expenses include, but are not limited to facilities, office equipment, office supplies, insurance, professional fees, staffing and salaries. During 2002, overhead expenses included $180,000 of advance commissions which were deemed to be salaries. The management fee of $75,000 per month is payable monthly in advance, beginning on the effective date of the agreement. In the event payment of the management fee would result in the net capital of the Company falling below 120% of the minimum net capital requirement, Worldwide agrees to waive the related management fee payment for any particular month in which this event occurs. The Company is not obligated to repay any waived management fee. Management fees totaled $900,000 in 2002.

At December 31, 2002, due from member totaled $17,284 representing commissions collected by Worldwide on behalf of the Company and certain expenses paid by the Company for the benefit of Worldwide.

Supplementary Information

Westport Financial Services, LLC

Schedule I – Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1

December 31, 2002

Aggregate indebtedness		
Commissions payable		$ 192,487
Accounts payable		279,172
Aggregate indebtedness		471,659
Net capital		
Members equity		1,500,915
Less:		
Advance commissions	$645,349	
Due from member	17,284	
Prepaid expenses	26,423	
Other assets	3,204	692,260
Net capital		808,655
Capital requirements		
Minimum net capital requirement		31,444
Net capital in excess of requirements		777,211
Net capital as above		$ 808,655
Ratio of aggregate indebtedness to net capital		.58 to 1

Westport Financial Services, LLC

Schedule II – Statement Relating to Certain Determinations Required Under Rule 17a-5(d)(4)

December 31, 2002

A reconciliation of net capital pursuant to Rule 17a-5(d)(4) is not required for the Company since the net capital reported on the audited and unaudited Form X-17A-5 is the same.

Westport Financial Services, LLC

Schedule III – Statement Relating to Certain Determinations Required Under Rule 15c3-3

December 31, 2002

The Company is exempt under Rule 15c3-3, paragraph (k)(1), of the Securities Exchange Act of 1934, as "a limited business."

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Supplementary Report of Independent Auditors on Internal Control

Board of Directors
Westport Financial Services, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Westport Financial Services, LLC (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Ernst + Young LLP

Atlanta, Georgia
January 10, 2003